767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 8, 2022

VIA EDGAR TRANSMISSION

Jennifer Lopez-Molina

Erin Jaskot

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Re:	Athena Pubco B.V.

Amendment No. 3 to Registration Statement on Form F-4

Filed February 1, 2022

File No. 333-259916

Dear Ms. Lopez-Molina and Ms. Jaskot:

On behalf of our client, Athena Pubco B.V., (the “Company”), we are submitting this letter in response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on a phone call on Tuesday, February 8th, relating to Amendment No. 3 to the Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on February 1, 2022. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to the comment.

1. Comment: Please provide reasonable assurance that you will make investors aware of the exclusive forum provision in the Spartan Warrant Agreement and its limited applicability in connection with the Securities Act and Exchange Act.

With respect to the exclusive forum provision in the Spartan Warrant Agreement, in addition to the disclosure in the Registration Statement, the Company intends to make investors aware of the limited applicability of the exclusive forum provision in connection with actions arising under the Securities Act and the Exchange Act in its future periodic Exchange Act reports.

Securities and Exchange Commission February 8, 2022 Page 2

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours,

/s/ Matthew J. Gilroy
Matthew J. Gilroy

cc:	Mathieu Bonnet, Chief Executive Officer

Ton Louwers, Chief Financial Officer

Amanda Fenster, Esq., Weil, Gotshal & Manges LLP